CUSIP 783880107             13D





                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

      Under the Securities Exchange Act of 1934 (Amendment No. )


                             SC Bancorp
                           (NAME OF ISSUER)

                      Common Stock, no par value
                    (TITLE OF CLASS OF SECURITIES)


                             783880107
                           (CUSIP Number)


                         Leslie M. Kratter
                       Franklin Resources, Inc.
                       777 Mariners Island Blvd.
                     San Mateo, California 94404
                           (415) 312-4018

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                          December  18, 1996
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    401,700

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.4%

14. TYPE OF REPORTING PERSON      HC


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    401,700

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.4%

14. TYPE OF REPORTING PERSON     HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    401,700

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.4%

14. TYPE OF REPORTING PERSON      HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.
    22-3463202

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    401,700 (See Item 5)

8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    401,700 (See Item 5)

10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    401,700

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.4%


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Common Fund
    23-7037968

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    385,700

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.2%


14. TYPE OF REPORTING PERSON          EP


Item 1.  Security and Issuer

This Statement relates to the Shares of Common Stock, no par value (the "Common Stock ") of SC Bancorp, a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 3800 E. La Palma Avenue, Anaheim, CA 92807-1798.

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc. (FRI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed-end investment companies comprising the Franklin/Templeton
          Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

        Address of Principal Business/Principal Office:

          777 Mariners Island Blvd.
          San Mateo, CA 94404

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404


        (c) Principal Business:

          President/Chief Executive Officer/Director/Principal
          Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

          Director, Franklin Mutual Advisers, Inc., an investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin
          Mutual Series Fund Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

          Executive Vice President/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

          Director, Franklin Mutual Advisers, Inc., an investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin
          Mutual Series Fund Inc..

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, Inc. (FMAI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          An investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin Mutual Series Fund Inc.

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            The Common Fund

        (b) State of Organization:

            New York

        (c) Principal Business:

            Investment management for educational institutions

            Address of Principal Business/Principal Office:

            450 Post Road East
            Westport, CT 06881-0909

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $1.9 million (including brokerage commissions). All such funds were provided from investment capital of FMAI's respective advisory clients.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMAI's advisory clients for the purpose of investment. Neither FMAI nor any executive officer or director of FMAI, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMAI's clients for the purpose of investment.

FMAI has reviewed the publicly available information regarding the Issuer, including 13D filings of, among others, Basswood Partners, L.P., ("Basswood"), the largest shareholder of the Issuer, and what appears to be the Issuer's response to the Basswood 13D as reported in the media. Based upon this information, it appears to FMAI that Basswood is essentially calling for the sale of the Issuer, while the Issuer's management is proposing an acquisition strategy to increase significantly the size of the Issuer.

FMAI strongly disagrees with the approach advocated by the Issuer. Over the past six months, community banks in Southern California have been consolidating at an accelerating rate. A huge jump in the prices paid for these banks has accompanied this increased merger activity. Recently, acquirers have paid prices that FMAI believes are too high in that they significantly overvalue the "franchises" being purchased. These deals are being "justified" by the use of common stock trading at unrealistically high values as the acquisition currency. In addition, many of the acquirers in these recent deals are managed by people with a track record of superior financial performance and successful integration of previous acquisitions.

The Issuer possesses neither of these characteristics. Its Common Stock has traded at a significant discount to other financial institutions until the recent rumors concerning the Issuer itself being a possible takeover candidate and the subsequent 13D filing by Basswood. As for the track record of the Issuer's management, the Issuer's mediocre financial performance speaks for itself. FMAI would be unwilling to rely on the Issuer's present management as the driver of an acquisition strategy, even at prices at levels less than the ones prevailing currently. Consequently, FMAI concurs with the conclusion reached by Basswood that the Issuer should be sold. FMAI has communicated its position to the Issuer's management and board of directors.

In the future, FMAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMAI may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMAI nor any executive officer or director of FMAI, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMAI's advisory clients is the owner of 401,700 shares of the Common Stock representing approximately 5.4% of the outstanding shares of Common Stock. One of FMAI's clients, The Common Fund, is the owner of 385,700 shares (or approximately 5.2%) of the Common Stock. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, including The Common Fund, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this Statement.

FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. However, no investment advisory personnel of FRI or of any of its subsidiaries other than FMAI are involved in the investment management decisions of FMAI. Moreover, FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI or any of its subsidiaries.

Furthermore, FRI, FMAI, and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.

The Common Fund is of the view that it is not a member of a "group" for purposes of Section 13(d) under the 1934 Act with any of the other filing persons. The Common Fund also has no position with respect to the voting or disposition of the securities covered by this Statement.

(c) There have been no transactions in the shares of the Common
Stock within the past sixty days.

(d) No person other than respective advisory clients of FMAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

No persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting Persons
Exhibit B  Joint Filing Agreement








After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


December 24, 1996


S\DEBORAH R. GATZEK



Deborah R. Gatzek
Franklin Resources, Inc.
Senior Vice President
& General Counsel



S\DEBORAH R. GATZEK



Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
Assistant Secretary


S\DEBORAH R. GATZEK



Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
as agent for The Common Fund
Assistant Secretary


S\CHARLES B. JOHNSON
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D or 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D or 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.
Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address


Jennifer J. Bolt
Vice President - FRI
FRI

Harmon E. Burns
Executive Vice President/Secretary/Director - FRI
Director - FMAI
FRI

Kenneth V. Dominguez
Senior Vice President - FRI
FRI

Martin L. Flanagan
Senior Vice President/Treasurer/Chief Financial Officer - FRI
Director - FMAI
FRI

Loretta Fry
Vice President - FRI
FRI

Deborah R. Gatzek
Senior Vice President/General Counsel - FRI
Assistant Secretary - FMAI
FRI

Judson R. Grosvenor
Director - FRI
Hotel-Motel developer, builder, operator, and restaurateur
14 Sawgrass Ct., Las Vegas, NV 89113

F. Warren Hellman
Director - FRI
Partner in investment management firm
Hellman & Friedman, 1 Maritime Plaza, 12th Floor,
San Francisco, CA 94111

Donna S. Ikeda
Vice President - FRI
FRI

Charles B. Johnson
President/Chief Executive Officer/Director/Principal Shareholder -
FRI
Director - FMAI
FRI

Charles E. Johnson
Senior Vice President/Director - FRI
President of Templeton Worldwide, Inc., Investment Management
Director - FMAI
Templeton Worldwide, Inc., 500 E. Broward, Ste. 2100
Ft. Lauderdale, FL 33394

Gregory E. Johnson
Vice President - FRI
FRI

Gordon Jones
Vice President - FRI
FRI

Rupert H. Johnson, Jr.
Executive Vice President/Director/Principal Shareholder - FRI
Director - FMAI
FRI

Harry O. Kline
Director - FRI
6501 Red Hook Plaza, #201, St. Thomas, VI 00802

Leslie M. Kratter
Vice President/Assistant Secretary - FRI
Secretary - FMAI
FRI

Kenneth A. Lewis
Vice President - FRI
FRI

William J. Lippman
Senior Vice President - FRI
Franklin Advisory Services, Inc., One Parker Plaza, 16th Fl., Ft.
Lee, NJ 07024

Peter Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs
Group, L.P.,
Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119

Jeffrey A. Altman
Senior Vice President - FMAI
FMAI

James Baio
Treasurer - FMAI
FMAI

Elizabeth N. Cohernour
Vice President/General Counsel/Assistant Secretary - FMAI
FMAI

Robert L. Friedman
Senior Vice President - FMAI
FMAI

Raymond Garea
Senior Vice President - FMAI
FMAI

Peter Langerman
Senior Vice President/Director - FMAI
FMAI

Eric LeGoff
Vice President - FMAI
FMAI

Michael F. Price
Chief Executive Officer/ President/Director - FMAI
FMAI

Lawrence N. Sondike
Senior Vice President - FMAI
FMAI

Paul J. Aslanian
Trustee - CF
Treasurer, Macalester College
1600 Grand Avenue, St. Paul, MN 55105
CF

Robert L. Bovinette
President/Treasurer/Trustee - CF
CF

John B. Carroll
Trustee - CF
President, GTE Investment Management Corp.
Tresser Boulevard, 7th Fl., Stamford, CT 06901
CF

Mayree C. Clark
Trustee - CF
Managing Director, Director Global Research
Morgan Stanley & Co., Inc.
1251 Avenue of the Americas, New York, NY 100200
CF

Robert D. Flanagan, Jr.
Trustee - CF
Vice President for Business and Financial Affairs/Treasurer
Spelman College
Spelman Lane, S.W., Box 589, Atlanta, GA 30314-4399
CF
John S. Griswold Jr.
Senior Vice President - CF
CF

Caspa L. Harris
Trustee - CF
Consultant
Route 1, Box 509, Waterford, VA 22190
CF

Norman G. Herbert
Trustee - CF
Treasurer and Investment Officer
University of Michigan
5032 Fleming Administration Building
Ann Arbor, MI 48109-1340
CF

William C. Hromadka
Trustee - CF
Treasurer and Associate Senior Vice President
University of Southern California
University Park, Treasurer's Office
BKS 402 - Bookstore Building
Los Angeles, CA 90089-2541
CF

David M. Lascell
Trustee - CF
Partner, Hallenbeck, Lascell, Norris & Zorn
One Exchange Street, Rochester, NY 14614-1403
CF

John T. Leatham
Trustee - CF
Chairman, Security Health Managed Care
1925 Calvin Court, River Woods, IL 60015
CF

David J. Meagher
Trustee - CF
Vice President for Finance and Treasurer
Loyola University of Chicago
CF

Louis W. Moelchert, Jr.
Trustee - CF
Vice President for Business and Finance
University of Richmond
Campus Drive, Room 202
Maryland Hall, Richmond, VA 23173

Robert D. Pavey
Trustee - CF
General Partner, Morgenthaler Ventures
629 Euclid Avenue, Suite 700
Cleveland, OH 44114
CF

Andre F. Perold
Trustee - CF
Sylvan C. Coleman Professor of Financial Management
Harvard University Graduate School of Business Administration
Morgan Hall 367, Soldiers Field, Boston, MA 02163
CF

Todd E. Petzel
Executive Vice President and Chief Investment Officer - CF
CF

Robert S. Salomon, Jr.
Trustee - CF
Principal and Founder, STI Management LLC
106 Dolphin Cove Quay, Stamford, CT 069902
CF

William T. Spitz
Trustee - CF
Treasurer, Vanderbilt University
102 Alumni Hall
Nashville, TN 37240-0159

Maria L.C. Tapia
Senior Vice President - CF
CF

Curt R. Tobey
Senior Vice President - CF
CF

William P. Miller III
Senior Vice President and Independent Risk Oversight Officer- CF
CF

Marita Wein
Vice President and Secretary - CF
CF



FRI    Franklin Resources, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.


FMAI   Franklin Mutual Advisers, Inc.
       51 John F. Kennedy Parkway
       Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin
Mutual Series Fund Inc.

CF     The Common Fund
       450 Post Road East
       Westport, CT 06881-0909

Investment management for educational institutions
Exhibit B
JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on December 24, 1996.


S\DEBORAH R. GATZEK            S\DEBORAH R. GATZEK



Deborah R. Gatzek              Deborah R. Gatzek
Franklin Resources, Inc.       Franklin Mutual Advisers, Inc.
Senior Vice President          Assistant Secretary
& General Counsel


S\DEBORAH R. GATZEK



Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
as agent for The Common Fund
Assistant Secretary


S\CHARLES B. JOHNSON
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D